Exhibit 99.3

PRESS RELEASE

For immediate release

NMG Files 2025 Financial Reports and Advances Phase-2 Matawinie Mine Toward Construction

+	Phase 2 Matawinie Mine advancement toward FID on the basis of the 2025 Matawinie Mine Feasibility Study, commercial agreements, as well as lenders and investors respective processes, with an H1-2026 target date.

+	Fully committed senior secured project debt commitment letter of US$335 million with EDC and CIB, a long tenor, flexible project finance structure with competitive rates and repayment terms, underpinned by ESG credentials in line with international standards.

+	Demonstrated commercial foundation for NMG’s Phase 2 highlighted by sales and marketing agreements with Panasonic Energy, Traxys and the Government of Canada, securing diversified demand for active anode material and graphite concentrate.

+	Construction readiness at the Phase 2 Matawinie Mine, including completion of preparatory works, execution planning, significant advancement of detailed engineering, and award of key contracts covering more than 50% of projected CAPEX, within financial estimates.

+	Referral of the Matawinie Mine by the Government of Canada to the Major Projects Office, affirming NMG’s strategic role in critical minerals development and North American supply chain sovereignty.

+	Acquisition of a brownfield site in Bécancour enabling accelerated construction and commissioning of the First- Stage Bécancour Battery Material Plant to deliver on Panasonic Energy’s active anode material offtake.

+	Completion of a US$20-million public equity offering to fund long lead items, detailed engineering, and corporate expenses ahead of FID.

+	Continued ESG leadership and operational discipline, with no major environmental incidents, a year end TRIFR of 3.92 at Company facilities and 0 at worksites, and maintenance of a carbon neutral balance through reduction initiatives and verified offsets.

+	R&D collaborations with leading Canadian researchers to develop multifunctional graphite–polymer composites and next-generation battery materials, supporting a diversified marketing strategy.

+	Favorable position to benefit from structural critical minerals tailwinds, as governments in the Western World intensify policy actions to secure domestic and allied supply chains for graphite and battery materials.

+	Period-end cash position of approximately CA$74 million.

MONTRÉAL, CANADA, March 26, 2026 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) filed its financial reports for the 2025 period, a year marked by material progress toward the development and financing of the Company’s Phase-2 operations, alongside continued ESG leadership and disciplined capital deployment. With the recent US$335-million commitment package from lenders toward financing of the Matawinie Mine, the Company is well positioned and focused on completing the remaining steps to reach a final investment decision (“FID”), advancing a sequenced FID for the First-Stage Bécancour Battery Material Plant, and preparing for construction and commercial execution.

Eric Desaulniers, Founder, President, and CEO of NMG, stated: “2025 was a year of discipline and determination. In a global environment shaped by economic recalibration, evolving trade policies, and intensified competition for critical minerals, our focus remained constant – advance with rigor, strengthen our foundations, and prepare for execution at scale. Team Nouveau Monde delivered tangible progress across all pillars of our development roadmap; we are reducing execution risk for our fully integrated graphite platform, from mine to advanced materials, that aligns with the strategic priorities of Western economies and supports decades of responsible production. 2026 promises exciting milestones in converting our assets and plans into future commercial success.”

NMG’s 2025 Annual Report can be consulted at https://nmg.com/wp-content/uploads/2026/03/NMG-2025-Annual-Report.pdf

Matawinie Mine Path to FID

On the back of the 2025 Matawinie Mine Feasibility Study results, commercial arrangements covering approximately 75% of the future production, and substantial project advancement, the Phase-2 Matawinie Mine has demonstrated project maturity and construction readiness. Detailed engineering supports procurement activities. Major contracts for key construction capacity, services, equipment and materials have been awarded, representing over 50% of the project’s CAPEX and within estimates. Pomerleau has been appointed Construction Manager, while major contracts have been awarded to ABB for the fully electrified 120 kV substation, Metso for key concentrator and mineral processing equipment, Manawan-Fournier for the main civil works package, and Beauce Atlas for structural steel, subject to finalization of select clauses. In parallel, construction planning, procurement activities, and engagement with local and Indigenous businesses are advancing to finalize execution plans, schedules, and health, safety, environmental and quality programs ahead of FID.

The project financing process for the Phase-2 Matawinie Mine is nearing completion. NMG has secured a senior secured project financing debt commitment letter with Export Development Canada (“EDC”) and Canada Infrastructure Bank (“CIB”) to support the construction, development and commissioning of the Matawinie Mine. Facilities totaling US$335 million will be available upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents. NMG is actively progressing its negotiations with targeted strategic investors for the equity component of the project financing with a view to completing the financing structure in a timely manner.

Bécancour Battery Materials Plants Development

The Company is advancing a two-stage development plan for its Phase-2 Bécancour Battery Material Plants, leveraging contiguous brownfield and greenfield sites. NMG’s acquisition of a 143,000-m2 brownfield site includes a 22,000-m2 facility, large storing and logistics area, and connections to key industrial infrastructure that the Company plans to leverage to build a first production capacity of active anode material dedicated to Panasonic Energy Co., Ltd’s (“Panasonic Energy”).

Leveraging the technology and engineering work carried out thus far, the Company is working to retrofit its plan to the newly acquired building and develop a Class 3 estimate as per the American Association of Cost Engineers (“AACE”) Recommended Practice 47R-11 for this brownfield development. The industrial building and associated infrastructure should enable the Company to lower infrastructure costs, optimize CAPEX per tonne costs for this first stage development, and streamline permitting, engineering, and construction timelines to align the commissioning period with that of the Matawinie Mine. The Company is working with its strategic shareholders and targeted financial partners toward a Bécancour FID in H2-2026.

Corporate

In addition to established commercial arrangements with Panasonic Energy, the Government of Canada and Traxys Group, the Company is actively engaged with other tier-1 potential customers interested in NMG’s Phase-2 production for natural flake graphite, active anode material, and/or specialized graphite materials for niche applications. The Company’s Phase-1 operations support technical marketing and product qualification efforts with said customers.

The Company is committed to the safe and responsible conduct of operations. For the twelve-month rolling period ended December 31, 2025, NMG reported a total recordable injury frequency rate (“TRIFR”) of 3.92 at the Company’s facilities. In 2025, NMG maintained its track record with no major environmental incidents.

As it prepares for the construction activities ahead, the Company remains actively engaged with local communities, First Nations, and stakeholders to ensure a supportive environment for operational deployment. Engagement is tailored to specific realities and priorities, striving to maximize benefits and participation in NMG’s projects.

NMG has taken concrete steps to avoid, reduce, and fully offset its GHG emissions, confirming its carbon-neutral status and mapping its intended transition to Net Zero by 2030 (Scope 1, Scope 2, and some Scope 3 emissions). For 2025, the Company reports GHG emissions of 744 tonnes of CO2 equivalent for carrying out its operations at its Phase-1 demonstration plants and corporate offices. NMG has purchased and retired VCS-certified carbon credits to offset this balance. Detailed performance will be reviewed in NMG’s 2025 ESG Report set to be issued in Q2-2026.

The Company ended the year with a cash position of approximately CA$74 million.

Market Perspective

Global investment in the energy transition reached a record US$2.3 trillion in 2025, representing an 8% year-over-year increase despite macroeconomic headwinds and policy variability (BloombergNEF, January 2026). Capital deployment remained concentrated in electrified transport, renewable generation, grid infrastructure, and energy storage.

While structural drivers – including energy security, decarbonization efforts, industrial competitiveness and supply chain resilience – remain intact, 2025 marked a period of recalibration across several segments. Higher interest rates, geopolitical fragmentation as well as evolving governmental agendas and incentives contributed to a more selective investment cycle (Forbes, February 2026). The long-term trajectory toward electrification remains clear; however, timelines are adjusting to reflect more measured adoption curves (CNBC, December 2025).

Automakers sold a record number of EVs globally in 2025 with forecasts for another 24.3 million passenger EVs to be sold in 2026, representing a potential 12% growth over 2025 levels (Bloomberg, January 2026). The situation reflects a combination of reduced Chinese subsidies, evolving European internal combustion engine phase-out discussions and shifting U.S. policy signals. Industry analysts characterize this development as normalization rather than structural decline, with U.S. EV penetration projected to approach approximately 19% of total light vehicle sales by 2030 (CNBC, December 2025). In parallel, certain OEMs adjusted EV capital expenditure programs while increasing focus on battery technologies and energy storage applications.

EV infrastructure expansion continued at pace in North America, with the U.S. adding charging at a record rate in 2025, particularly in the fourth quarter (Bloomberg, January 2026). Expanded fast-charging capacity is expected to support longer-term EV adoption through improved consumer confidence and vehicle utilization economics.

Despite evolving policy environments, renewable electricity generation reached record levels in 2025. U.S. utilities generated approximately 1,162 TWh of electricity from renewable sources, representing 26% of total electricity production for the year (Bloomberg, January 2026). These dynamics reinforce the structural role of renewables in energy mixes and support continued demand for complementary storage technologies. Grid-scale energy storage systems (“ESS”) continued to expand rapidly in 2025. Over 246 GWh of new capacity came online globally during the year, representing a 46% year-over-year increase (Rho Motion, January 2026).

»	The U.S. added approximately 47 GWh of grid-scale ESS capacity (+19% year-over-year) (Rho Motion, January 2026).

»	Europe commissioned over 10 GWh of new large-scale ESS capacity (+28% year-over-year), led by the United Kingdom (+34%) (Rho Motion, January 2026).

»	Battery installations have become a major source of new electricity capacity in the U.S., second only to solar generation in 2025 (Washington Post, January 2026). The acceleration of grid storage reflects structural demand for renewable integration, grid stabilization and energy security.

With sustained demand pressure driven by the global energy transition and a push from Western jurisdictions to bolster local manufacturing and national security, governments intensified policy actions aimed at guaranteeing access to critical minerals and strengthening domestic and allied processing capacity.

»	A Section 232 investigation into processed critical minerals and derivative products concluded that the U.S. is fully import-reliant for 12 critical minerals and heavily reliant for 29 additional minerals, with limited domestic processing capacity (U.S. Department of Commerce, January 2026). The U.S. administration issued a proclamation establishing mechanisms to secure critical mineral imports, including a directive to federal agencies to negotiate supply agreements and consider trade measures (White House Proclamation following Section 232 Investigation, January 2026).

»	The U.S. also launched Project Vault, backed by a US$10 billion commitment from the Export-Import Bank of the United States (“EXIM”) and nearly US$2 billion in private-sector investment, which establishes the U.S. Strategic Critical Minerals Reserve as an independently governed public-private partnership intended to store essential raw materials and enhance long-term supply chain resilience (EXIM, February 2026).

»	Canada launched the Critical Minerals Production Alliance under its G7 2025 Presidency aimed at strengthening supply chains and reduce strategic vulnerabilities. After an initial announcement of 26 investments, partnerships and policy measures designed to unlock about $6.4 billion in critical minerals projects – including NMG’s Phase-2 Matawinie Mine – Canada released over $3.6 billion in new programs and investments (Natural Resources Canada, March 2026).

»	Canada and Japan announced a Comprehensive Strategic Partnership to deepen cooperation on security, economic resilience – including energy and critical minerals – , trade, investment, and technology (Government of Canada, March 2026).

»	Canada and India signed an MoU on cooperation in critical minerals value chains, covering exploration, mining, beneficiation, processing, investment promotion, technical exchange and ESG best practices with a view to support trade, investment and supply chain diversification between the two countries (Government of Canada, March 2026).

»	Canada and Greenland signed a Joint Declaration of Intent on critical minerals and energy cooperation, aimed at strengthening collaboration on geological knowledge, energy security, energy transition solutions, ESG best practices and commercial partnerships for critical mineral supply chains (Government of Canada, March 2026).

»	Canada and the European Investment Bank signed a Letter of Intent to explore cooperation on critical raw materials, building on the existing EU-Canada Strategic Partnership on Raw Materials to support secure, sustainable and diversified supply chains for minerals and metals critical to the green and digital transitions (Government of Canada, March 2026).

»	Québec and Germany signed a joint declaration on critical minerals cooperation along with several corporate agreements aimed at bolstering supply chains for EV, defense and renewable energy materials (Government of Québec, March 2026).

»	Canada advanced its critical minerals diplomacy through a memorandum of understanding with Saudi Arabia’s Ministry of Industry and Mineral Resources to strengthen cooperation in mineral value chains, promote trade and investment and support sustainable supply chains (Government of Canada, January 2026).

»	In Europe, governments continued to advance industrial and trade policy frameworks aimed at securing critical mineral supply chains. The European Union’s Critical Raw Materials Act establishes targets to limit reliance on any single third country. Implementation of the Act includes the designation of strategic mining and processing projects as well as the development of international partnerships with resource-rich countries such as Canada to diversify supply chains and attract investment (European Commission, March 2026).

Collectively, these developments reflect a structural shift toward national security-driven mineral policy, domestic processing capacity and allied supply chain integration. Policymakers are increasingly focused on midstream and downstream processing capacity, not solely raw material extraction. This emphasis aligns with identified gaps in Western processing capacity and underscores the strategic importance of integrated supply chains.

Natural graphite, a designated critical mineral in Canada, the U.S., the European Union, Australia, the United Kingdom and NATO, continues to be tied to a single-source supply chain (U.S. Geological Survey, 2026). While EV demand growth moderated relative to prior years, battery manufacturing continues to scale in response to cumulative fleet growth, charging infrastructure expansion and accelerating grid storage deployment (Bloomberg, January 2026). The diversification of battery applications into utility-scale storage further broadens the long-term demand base for anode materials and graphite.

»	Flake graphite prices remained globally flat during the year and into early 2026 (Benchmark Mineral Intelligence, February 2026).

»	Global lithium-ion battery production is expected to reach approximately 10.6 TWh in 2035, reflecting continued structural growth driven by electric mobility, energy storage and industrial electrification (Benchmark Mineral Intelligence, February 2026).

»	Global anode material production capacity is projected to reach 35.8 million tpa by 2035, directly driving demand growth for natural graphite, reflecting the material intensity of anode manufacturing (Benchmark Mineral Intelligence, February 2026).

»	While China is expected to remain dominant, North America’s share of global anode capacity could rise from less than 1% today to over 5% by 2035, reflecting policy incentives and supply-chain diversification strategies (Benchmark Mineral Intelligence, February 2026)

»	Global natural graphite demand, generated by both energy and industrial markets, is forecasted to reach 2.953 million tpa by 2035 (Benchmark Mineral Intelligence, March 2026).

While short-term market adjustments may influence capital deployment timing and offtake decision cycles, underlying drivers – including energy security, industrial sovereignty, decarbonization, and grid resilience – continue to support sustained medium-and long-term demand for battery materials.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS

Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to, the Facilities, the intended development of the Matawinie Mine and the intended development of the First-Stage Bécancour Battery Material Plant, the Company’s ability to successfully execute definitive agreements in respect of the Facilities, on the terms and conditions described herein and/or set forth in the commitment letter or at all, completion of due diligence by EDC and CIB, the satisfaction of customary closing conditions, the expected use of proceeds, the Company’s ability to secure a positive FID for the Phase-2 Matawinie, the Company’s ability to negotiate and complete strategic equity investments and the terms and conditions thereof, the completion of the Phase-2 Matawinie Mine, the ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy for the Matawinie Mine and the First-Stage Bécancour Battery Material Plant, the results of the 2025 Matawinie Mine Feasibility Study, the ability of all contractors and suppliers of the Company to deliver in accordance with their commitment, the expected results and anticipated benefits for the communities involved, including the Atikamekw First Nation of Manawan and the local community of Saint-Michel-des-Saints, the impact of the market perspective for the Company, and the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the ability of the Company to enter into definitive agreements with respect to the Facilities, the results of the due diligence of EDC and CIB, the ability of the Company to be able to satisfy all conditions to closing in respect of the Facilities, the ability of the Company to negotiate and complete strategic equity investments, the business relationship between the Company and its stakeholders, the ability to obtain sufficient financing for the development of the Matawinie Mine and the Bécancour Battery Material Plant and the First-Stage Bécancour Battery Material Plant, and the Company’s ability to satisfy the due diligence processes of the stakeholders, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, availability of financing or financing on favorable terms for the Company, delays in finalizing the definitive agreements, delays in reaching FID, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 25, 2026, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.